FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

AES DRAX HOLDINGS LIMITED

INDEX

Item

1.	Information Release

2.	Letter dated July 28, 2003 from The AES Corporation to the Bank Steering Committee, the Ad Hoc Senior Bond Committee and AES Drax Holdings

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX HOLDINGS LIMITED

Date:	July 28, 2003	By:	/s/ John Turner

Name: John Turner
Title: Director

2

ITEM 1

INFORMATION RELEASE

     As previously disclosed in our Form 6-K filed with the SEC on July 24, 2003, we received a letter from International Power plc., a copy of which was included in the Form 6-K filed on July 24, 2003.

     On July 28, 2003 we received a letter from The AES Corporation addressed to the Bank Steering Committee and the Ad Hoc Senior Bond Committee indicating The AES Corporation would withdraw its support for, and participation in, the Restructuring Proposal (set forth in the Form 6-K filed by us with the SEC on June 30, 2003), unless certain conditions are met no later than August 5, 2003. A copy of this letter is attached to this Form 6-K as Item 2.

1

ITEM 2

AES Corporation
The Global Power Company

July 28, 2003

To:	Bank Steering Committee
Ad Hoc Senior Bond Committee
(each as defined in the Third Standstill Agreement (the “Third
Standstill Agreement”)of July 2003 between AES Drax Holdings
Limited and others)
AES Drax Holdings, attention John Turner

Dear Ladies and Gentlemen,

     I am writing on behalf of The AES Corporation (“AES”) regarding our support for and participation in, the Restructuring Proposal set out in the AES Drax Holdings Limited (“AES Drax”) Form 6-K filed on June 30, 2003 (the “June 30 6-K”). Terms not otherwise defined in this letter have the meanings given to such terms in the June 30 6-K.

     As you are well aware, over the past nine months we have engaged in extensive discussions and negotiations together regarding a Restructuring of the outstanding debt incurred to finance the acquisition of the Drax power station. Our negotiations have been detailed, based upon a full and shared understanding of the facts relating to the financial, legal and tax position of the Drax companies, and have been conducted by all parties constructively and in good faith, as we jointly grappled with the challenges facing the project caused by the collapse of TXU Europe last year.

     For The AES Corporation, the result of this long process was the agreement by AES to support and participate in the Restructuring based on the Restructuring Proposal described in the June 30 6-K. Pursuant to that document, the parties involved had envisaged that a long-term standstill arrangement would be put in place by no later than August 14, 2003 when the Third Standstill Agreement expires to enable the Restructuring Proposal to be implemented.

     As you are further aware, last week, on July 23, 2003, International Power Ltd (“International Power”) sent a letter (the “IP Letter”) to AES Drax and the chairman of the Bank Steering Committee and Close Brothers, the financial adviser to the Ad Hoc Bond Committee, purporting to offer to participate in the Drax restructuring in lieu of The AES Corporation. A full copy of the IP letter was filed by AES Drax on Form 6-K on July 24, 2003. Though styled as an “offer letter,” the International Power proposal is actually nothing more than an expression of interest and, beneath the guise of an offer that is capable of acceptance, contains numerous caveats and provisions that vest in IP, and IP alone, full discretion about whether to participate in any type of transaction with the senior creditors.

     As you are also aware, on more than one occasion over the past nine months International Power has expressed interest in becoming

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involved in the Drax restructuring process. On each occasion representatives of the senior creditor groups contacted International Power and on each occasion International Power failed to follow through with anything promising enough for the senior creditors to pursue. International Power was also included among the companies which the senior creditors approached last March to solicit interest in either acquiring the Drax power station or participating in its restructuring. On the basis of International Power’s response to your inquiries, your committees did not feel the need to pursue further discussions with International Power.

     Against the International Power expression of interest, stands the genuine offer of The AES Corporation—an offer made by AES in full knowledge of the complex structural, legal and tax details that are so material to the future success of the project. This offer includes the commitment of new money for the so-called “cash out option,” which commitment has been approved by the The AES Corporation Board of Directors. In view of the IP Letter, I thought it would be appropriate for me to make clear to the Senior Creditors Committees AES’s position with respect to its continued support of, and participation in, the Restructuring and to draw attention to the fact that neither our support nor participation be taken for granted.

     Accordingly, I am writing to inform the Senior Creditors Committees that AES will withdraw its support for the Restructuring and the Restructuring Proposal, including its proposed participation therein, unless by no later than August 5, 2003, each member of the Bank Steering Committee and the Ad Hoc Bond Committee has provided written confirmation to AES that:-

(i)	(a) it continues to support and recommend the Restructuring based on the Restructuring Proposal set out in the June 30 6-K and (b) it has obtained corporate and internal credit approval for participation in, and implementation of such Restructuring, subject only to documentation implementing such Restructuring;
(ii)	after consideration of the IP Proposal, it has rejected such proposal and will not continue any discussion or negotiation with International Power in relation to the Drax power station;
(iii)	it agrees to the terms of the long-term standstill arrangements, including the additional terms described below, the form of which will be sent to you under separate cover (the “Long Term Standstill Agreement”) and agrees to AES Drax beginning to solicit the requisite consent for such agreement from August 5 with the inclusion of a statement that each member of the Senior Creditors Committees has agreed to the terms of such agreement. The additional terms will include:
· confirmation that the Majority Banks and Consenting Bondholders support the implementation of the Restructuring based on the Restructuring Proposal set out in the June 30 6-k and have obtained corporate and internal credit approval for participation in and implementation of such Restructuring Proposal, subject only to documentation implementing such Restructuring;
· confirmation from each Bank Steering Committee member for itself and on behalf of the Majority Banks and confirmation from each Senior Bondholder party to the Long Term Standstill Agreement (each a “Consenting Bondholder”) that it will not discuss or negotiate with any person regarding (a) the sale or disposal of the Drax power station or of any shares in or assets of AES Drax Companies other than pursuant to the terms of the Restructuring Proposal or the terms of the Long

Term Standstill Agreement (b) the appointment or engagement with any person other than AES (or its affiliate) as the operator or technical services provider of the Drax power station or (c) any person’s participation in the Restructuring including with respect to funding the Cash-out Option or the purchase of any of the Restructured Debt other than pursuant to the terms of the Restructuring Proposal and that it will not invite or solicit any such discussions or negotiations; and
·	confirmation from the Eurobond Trustee and each Consenting Bondholder that it will vote or, (in the case of a Consenting Bondholder) procure that such person as shall be entitled to vote in respect of its beneficial holding, vote in favour of the Restructuring Proposal in the schemes of arrangements to be proposed by the AES Drax Companies, subject only to documentation implementing such Restructuring.

     As the representatives for the senior creditors well know, because the AES offer was made in the context of our thorough understanding of the nature of the commitment we were making, the AES offer is fully capable of execution.

     AES believes that there is significant execution risk associated with the IP Expression Interest. Not only has it attached numerous material conditions to any future participation in transaction, International Power completely lacks even a rudimentary knowledge about the complexities surrounding the transaction as well as the context within which it was negotiated, both of which are necessary to successfully execute the deal before us. Friday’s meeting between International Power and representatives of your committees appears to confirm that International Power neither understands the deal in which it purports to participate nor is prepared to transact on the terms contained in the 6-K. The senior creditors can decide whether they wish to take execution risk but AES expects such decisions to be made by August 5.

     AES welcomes the opportunity to discuss in more detail our continued participation in the Drax restructuring and would be pleased to meet with the members of the Bank/Bond steering committee as well as the wider bank syndicate.

     I am also writing to inform you that I have resigned as a director of AES Drax and AES Drax Power Limited.

Very truly yours,

Joseph C. Brandt
Executive Vice-President and Chief Operating Officer
The AES Corporation

c.c.	Close Brothers
Milbank Tweed Hadley & McCloy
Allen & Overy